Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. Floating Rate Notes due 2020 $36,851,000

We will pay you interest on your notes on a quarterly basis on February 15, May 15, August 15 and November 15 of each year. The first such payment will be made on August 15, 2013. The interest rate for each interest period will be a rate equal to 3-month U.S. dollar LIBOR plus 1.25% per annum, reset quarterly, as described in the prospectus supplement dated September 19, 2011 and this pricing supplement.

The notes are not subject to a survivor’s option to request repayment prior to the stated maturity date upon the death of a beneficial owner.

	Per Note	Total
Initial price to public	100.00%	$36,851,000
Underwriting discount	1.20%	$442,212
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	98.80%	$36,408,788

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from the Original Issue Date and must be paid by the purchaser if the notes are delivered after the Original Issue Date.

In addition to offers and sales at the initial price to public, the notes may be offered and sold from time to time by the underwriters in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.	Incapital LLC

Pricing Supplement No. 2161 dated May 3, 2013.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no. 2161, dated May 3, 2013 (pricing supplement) and the accompanying prospectus dated September 19, 2011 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement dated September 19, 2011 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are a separate tranche of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008 (2008 Indenture), between us and The Bank of New York Mellon, as trustee (Trustee). This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Floating Rate Notes due 2020

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $36,851,000

Specified currency: U.S. dollars (“$”)

Type of Notes: Floating rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000

Trade date: May 3, 2013

Original issue date: May 8, 2013

Stated maturity date: May 15, 2020

Interest rate: a rate per annum equal to the base rate plus the spread; for the initial interest period, the base rate shall be the initial base rate

Base rate: LIBOR (as described in the accompanying prospectus supplement under “Description of Notes We May Offer — Interest Rates — LIBOR Notes”)

Reuters screen LIBOR page: LIBOR01

Index maturity: 3 months

Index currency: U.S. dollar

Spread: 1.25% per annum

Spread multiplier: not applicable

Initial base rate: LIBOR in effect on May 6, 2013

Maximum rate: not applicable

Minimum rate: not applicable

Original issue discount (OID): not applicable

Interest payment dates: February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2013, subject to adjustment under the applicable business day convention specified below

Interest reset dates: February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2013, subject to adjustment under the applicable business day convention specified below

Interest determination date: the second London business day preceding the interest reset date

Regular record dates: for interest due on an interest payment date, the day immediately prior to such interest payment date (as such interest payment date may be adjusted under the applicable business day convention specified below)

Day count convention: Actual/360 (ISDA)

Business days: London and New York

Business day convention: modified following; applicable to interest payment dates and interest reset dates

Redemption at option of issuer before stated maturity: not applicable

No survivor’s option: the notes are not subject to repayment prior to the stated maturity upon the death of a beneficial owner

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 138 of the accompanying prospectus

CUSIP no: 38147QAA4

Form of notes: Your notes will be issued in book-entry form and represented by a master global note.

You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows: not applicable

full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: not applicable covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: not applicable

Calculation agent: The Bank of New York Mellon

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Information About LIBOR: Beginning in 2008, concerns have been raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing. In addition, there have been allegations that member banks may have manipulated other inter-bank lending rates, such as EURIBOR. If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it would otherwise have been. Any such manipulation could have occurred over a substantial period of time.

Following a review of LIBOR conducted at the request of the U.K. Government, on September 28, 2012, Martin Wheatley (then Managing Director of the former U.K. Financial Services Authority (the “FSA”) and current Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which replaced the FSA on April 1, 2013) published recommendations for reforming the setting and governing of LIBOR (the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting and reduction in the number of currencies and tenors for which LIBOR is published. Based on the Wheatley Review and on a subsequent FSA consultation paper and public consultation process, on March 25, 2013 the FSA published final rules for the FCA’s regulation and supervision of LIBOR (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. The FCA Rules took effect on April 2, 2013.

At this time, it is not possible to predict the effects of the FCA Rules and any changes in the methods pursuant to which LIBOR is determined as a result thereof, or any other reforms to LIBOR that may be enacted in the U.K. and elsewhere. The FCA Rules and any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the trading market for LIBOR-based securities or the value of your notes and any payments linked to LIBOR thereunder.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

In addition to this pricing supplement, the following provisions are hereby incorporated into the global master note: the description of the Actual/360 (ISDA) day count convention appearing under “Description of Notes We May Offer – Interest Rates – Floating Rate Notes” in the accompanying prospectus supplement, the descriptions of New York business day and London business day appearing under “Description of Debt Securities We May Offer – Payment Mechanics for Debt Securities – Business Days” in the accompanying prospectus, the description of the modified following business day convention appearing under “Description of Debt Securities We May Offer – Payment Mechanics for Debt Securities – Business Day Conventions” in the accompanying prospectus.

Additional Disclosure About Our Relationship with the Trustee

The Bank of New York Mellon is initially serving as trustee for the indenture under which the notes are being issued. Affiliates of the trustee have underwritten our securities from time to time in the past and may underwrite our securities from time to time in the future. The trustee may have to resign if a default occurs with respect to the notes within one year after any offering of our securities underwritten by an affiliate of the trustee, such as BNY Mellon Capital Markets, LLC, since the trustee would likely be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that event, except in very limited circumstances, the trustee would be required to resign as trustee under the indenture under which the notes are being issued and we would be required to appoint a successor trustee, unless the default is cured or waived within 90 days. In addition, the trustee can resign for any reason with 60 days notice, and we would be required to appoint a successor trustee. If the trustee resigns following a default or for any other reason, it may be difficult to identify and appoint a qualified successor trustee. The trustee will remain the trustee under the indenture until a successor is appointed. During the period of time until a successor is appointed, the trustee will have both (a) duties to noteholders under the indenture and (b) a conflicting interest under the indenture for purposes of the Trust Indenture Act. In the accompanying prospectus dated September 19, 2011 under “Our Relationship with the Trustee,” we describe certain other circumstances in which the trustee may have to resign due to a conflict of interest.

United States Federal Income Tax Consequences

Please see the discussion under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. Final regulations released by the U.S. Department of the Treasury on January 17, 2013 state that Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance” in the accompanying prospectus) will generally not apply to obligations that are issued prior to January 1, 2014; therefore, the notes will not be subject to FATCA withholding.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of the Notes
Goldman, Sachs & Co.	$18,426,000
Incapital LLC	$18,425,000

Total	$36,851,000

Notes sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial price to public less a discount of 1.20%. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to 0.50% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial price to public of up to 0.20% of the principal amount of the notes. If all of the offered notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

We have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the aggregate face amount of notes specified on the front cover of this pricing supplement. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Please note that the information about the initial price to public and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $228,476.

The provision regarding the market-making activities of Goldman, Sachs & Co. described under “Plan of Distribution— Market-Making Resales by Affiliates” on page 137 of the accompanying prospectus does not apply to the notes. Goldman, Sachs & Co. does not intend to make a market in these notes. However, in the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may decide to repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus and “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Incapital LLC that they intend to make a market in the notes. Incapital LLC is not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. Goldman, Sachs & Co., one of the underwriters, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution— Conflicts of Interest” on page 137 of the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$36,851,000

The Goldman Sachs Group, Inc.

Floating Rate Notes due 2020

Goldman, Sachs & Co.

Incapital LLC